CUSIP No. 92240M108        Page 1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D/A
(Amendment No.1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

VECTOR GROUP LTD.
(Name of Issuer)
___________________________
COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

92240M108
(CUSIP Number)

Howard M. Lorber
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2014
(Date of Event Which Requires Filing of this Statement)

____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M108        Page 2

1	NAME OF REPORTING PERSON
Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		6,044,599 (includes 1,507,227 acquirable upon exercise of options)
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		—
EACH	9	Sole Dispositive Power
REPORTING
PERSON		4,994,599 (includes 1,507,227 acquirable upon exercise of options)
WITH	10	Shared Dispositive Power

—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,044,599 (includes 1,507,227 acquirable upon exercise of options)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 92240M108        Page 3

PRELIMINARY STATEMENT:

This Amendment No. 1 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on July 23, 2014 (the “Schedule 13D”), relating to the common stock, par value $0.10 per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a) As of November 15, 2014, Mr. Lorber was the beneficial owner of, in the aggregate, 6,044,599 shares of Common Stock, which constituted approximately 5.2% of the 114,500,921 shares of Common Stock outstanding, as as reported in the Issuer’s Current Report on Form 8-K, dated November 14, 2014, filed with the Securities and Exchange Commission on November 17, 2014 (plus 1,507,227 shares that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of options).

(b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 848,161 shares of Common Stock held by him, (ii) 2,377,557 shares held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, (of which 2,103,195 are pledged to collateralize a bank line of credit dated May 16, 2011, as amended) (iii) 261,635 shares held by Lorber Gamma Limited Partnership, a Nevada limited partnership, and (iv) 19 shares in an Individual Retirement Account. Mr. Lorber's beneficial ownership also includes 1,507,227 shares of Common Stock that may be acquired by him within 60 days upon exercise of options and voting rights with respect to 1,050,000 Award Shares. Mr. Lorber has sole voting power over the Award Shares but will not gain investment power over those shares until the vesting conditions described in Item 4 have been satisfied.

Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Lorber Gamma, Inc., a Nevada corporation, is the general partner of Lorber Gamma Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of each of Lorber Alpha II, Inc. and Lorber Gamma, Inc. Mr. Lorber disclaims beneficial ownership of 18,471 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c) The following transactions in the Company's Common Stock were effected during the past 60 days: (i) on November 12, 2014, Lorber Alpha II Limited Partnership sold 500,000 shares of common stock in the open market at an average price of $21.70 per share and (ii) on January 14, 2015, Mr. Lorber will vest in an option to acquire 486,202 shares of Common Stock at $14.20 per share. The cash proceeds from the sale on November 12, 2014 will be used to reduce the balance on the bank line of credit.

The average price of $21.70 received by Lorber Alpha II Limited Partnership on sales of common stock which occurred on November 12, 2014 represents the weighted average sales price for price increments ranging from $21.70 to $21.82. The Reporting Person undertakes to provide, upon request of the Securities and Exchange Commission staff, the Company, or a security holder of the Company, full information regarding the number of nonderivative securities sold at each separate price for all transactions reported on this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 92240M108        Page 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2014

By:	/s/ Howard M. Lorber
Howard M. Lorber